File No. 70-8057

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        AMENDMENT NO. 9 (POST-EFFECTIVE)

                                       TO

                        FORM U-1 APPLICATION-DECLARATION

                                    UNDER THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                        --------------------------------

                          WEST TEXAS UTILITIES COMPANY
                               301 Cypress Street
                              Abilene, Texas 79601

               (Name of company filing this statement and address
                         of principal executive office)
                        ---------------------------------

                       CENTRAL AND SOUTH WEST CORPORATION

                 (Name of top registered holding company parent)

                        ---------------------------------

                                 Wendy G. Hargus
                                    Treasurer
                       Central and South West Corporation
                          1616 Woodall Rodgers Freeway
                                 P.O. Box 660164
                            Dallas, Texas 75266-0164

                              Joris M. Hogan, Esq.
                         Milbank, Tweed, Hadley & McCloy
                             1 Chase Manhattan Plaza
                            New York, New York 10005

                   (Names and addresses of agents for service)


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                  West  Texas  Utilities   Company  (the  "Company"),   a  Texas
corporation and a wholly-owned electric public utility subsidiary of Central and South West Corporation, a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended, hereby files this Amendment No. 9 (this "Amendment") to the Form U-1 Application-Declaration in File No. 70-8057 (the "Application") for the purpose of amending Items 1, 3, 5 and 6 of the Application to request an extension of the term of the authority previously granted by the Commission through December 31, 2002. In all other respects, the Application as previously filed and amended will remain the same.
Item 1. Description of Proposed Transaction.
                  By order of the Commission dated October 7, 1992 (HCAR No. 25649) (the "Order"), the Company was authorized, among other things, to issue and sell up to an aggregate principal amount of $150 million of First Mortgage Bonds ("Bonds"), in one or more series, from time to time through December 31, 1994. The Company was authorized to use the proceeds from the sale of Bonds (i) to redeem all or a portion of its then outstanding $75 million, 8-7/8% First Mortgage Bonds, Series N, due May 1, 2016 ("Series N Bonds"), (ii) to purchase, through a tender offer, all or a portion of its then outstanding $65 million, 9-1/4% First Mortgage Bonds, Series O, due December 1, 2019 ("Series O Bonds") and (iii) to repay outstanding short-term borrowings or for other general corporate purposes.
                  In October 1992, the Company issued $75 million of Bonds pursuant to the Order. The net proceeds from the sale of the Bonds were used to redeem the Series N Bonds.
                  By order dated December 19, 1994 (HCAR No. 26194) (the "First Supplemental Order"), the Commission extended from December 31, 1994 to December 31, 1996, the authorization to issue and sell the remaining $75 million of Bonds.
         In March 1995, the Company issued $40 million of Bonds pursuant to the Order and the First Supplemental Order. The net proceeds were used to repay a portion of the Company's short-term debt and to reimburse the Company's treasury for reacquiring approximately $10 million of its Series O Bonds.
         By order dated July 26, 1995 (HCAR No. 26340) (the "Second Supplemental Order"), the Commission granted the Company authority to issue and sell, through December 31, 1997, up to an additional $95 million of First Mortgage Bonds which, together with the remaining $35 million authorized to be issued and sold pursuant to the Order and the First Supplemental Order, would authorize the Company to issue and sell up to an additional aggregate principal amount of $130 million of First Mortgage Bonds (collectively, the "New Bonds"), which may have maturities not less than two nor more than 40 years. As stated in the Second Supplemental Order, the proceeds from the sale of the New Bonds will be used to
(i) redeem all or a portion of the Company's outstanding $55.203 million, Series O Bonds and/or (ii) to repay a portion of the Company's short-term debt, to provide working capital and for other general corporate purposes.
                  In sum, the Company has authority to issue $130 million of New Bonds, which authority expires December 31, 1997. The Company requests that the Commission extend the its authority to issue the New Bonds, pursuant to the terms and conditions set forth in the Order, the First Supplemental Order and the Second Supplemental Order, through December 31, 2002. Item 3. Applicable Statutory Provisions
                  Sections 6(a) and 7 of the Act and Rules 23 and 54 thereunder are or may be applicable to the transactions proposed herein. To the extent that any other sections of the Act may be applicable to the proposed transactions, the Company hereby requests appropriate authority thereunder. As this Amendment merely requests the extension of the term of authority previously granted to the Company by the Commission, the Commission already has determined that the proposed transactions are appropriate under the Act.
                  Rule 54
                  No proceeds from the proposed transactions will be used by CSW or any subsidiary thereof for the direct or indirect acquisition of an interest in an exempt wholesale generator, as defined in Section 32 of the Act, or a foreign utility company, as defined in Section 33 of the Act. Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or a FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. As set forth below, all applicable conditions set forth in Rule 53(a) are, and, assuming the consummation of the transactions proposed herein, will be, satisfied and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein, thereby satisfying such provision and making Rule 53(c) inapplicable.
                  CSW's "aggregate investment" (as defined under Rule 53(a) of the Act) in EWGs and FUCOs as of September 11, 1997 was approximately $923 million, or about 47% of $1,970 million, CSW's average consolidated retained earnings for the four quarterly periods ended June 30, 1997. CSW thus satisfies Rule 53(a)(1). CSW will maintain and make available the books and records required by Rule 53(a)(2). No more than 2% of the employees of CSW's operating subsidiaries will, at any one time, directly or indirectly, render services to an EWG or FUCO in which CSW directly or indirectly owns an interest, satisfying Rule 53(a)(3). And lastly, CSW will submit a copy of Item 9 and Exhibits G and H of CSW's Form U5S to each of the public service commissions having jurisdiction over the retail rates of CSW's operating utility subsidiaries, satisfying Rule 53(a)(4). Item 5. Procedure.
                  The Company respectfully requests that the Commission issue no later than September 19, 1997 the requisite notice under Rule 23 with respect to the filing of this Amendment, such notice to specify a date not later than October 13, 1997, as the date after which an order granting and permitting this Amendment to become effective may be entered by the Commission and the Commission enter not later than October 14, 1997, an appropriate order granting and permitting this Amendment to become effective.
                  No recommended decision by a hearing officer or any other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no 30-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter; and it is respectfully requested that any such order be made effective immediately upon the entry thereof.
Item 6.  Exhibits and Financial Statements.

     Revised Exhibit 3 - Preliminary Opinion of Milbank, Tweed, Hadley & McCloy,
                         counsel to the Company.

     Revised Exhibit 5 - Financial Statements per books and pro forma as of June
                         30, 1997 of the Company.

     Revised Exhibit 6 - Proposed Notice of Proceeding.

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                                S I G N A T U R E
                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
                  Dated:  September 16, 1997

                                 WEST TEXAS UTILITIES COMPANY


                                 By:/s/ WENDY G. HARGUS
                                    Wendy G. Hargus
                                    Treasurer

                                INDEX OF EXHIBITS


EXHIBIT                                                       TRANSMISSION
NUMBER            REVISED EXHIBITS                               METHOD
-------           ----------------                            ------------

  3               Preliminary Opinion of Milbank, Tweed,       Electronic
                  Hadley & McCloy, counsel to the Company.

  5               Proposed Notice of Proceeding.               Electronic

  6               Financial Statements per books and pro         ------
                  forma as of June 30, 1997 of the Company.
                  (to be filed by amendment)